UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

SciPlay Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

809087109

(CUSIP Number)

ARNAUD AJDLER

C/O ENGINE CAPITAL MANAGEMENT, LP

1345 Avenue of the Americas, 33rd Floor

New York, New York 10105

(212) 321-0048

ANDREW FREEDMAN, ESQ.

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		768,348
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

768,348
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		137,228
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

137,228
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE AIRFLOW CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		264,592
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

264,592
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,170,168
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,170,168
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.95%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,170,168
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,170,168
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.95%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		905,576
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

905,576
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

905,576
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		264,592
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

264,592
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,170,168
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,170,168
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.95%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 809087109

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

The Shares purchased by each of Engine Capital, Engine Jet and Engine Airflow were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 768,348 Shares beneficially owned by Engine Capital is approximately $10,288,180, including brokerage commissions. The aggregate purchase price of the 137,228 Shares beneficially owned by Engine Jet is approximately $1,834,738, including brokerage commissions. The aggregate purchase price of the 264,592 Shares beneficially owned by Engine Airflow is approximately $3,498,910, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,627,455 Shares outstanding as of August 5, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

A.	Engine Capital
(a)	As of the close of business on August 9, 2022, Engine Capital directly owned 768,348 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 768,348
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 768,348
4. Shared power to dispose or direct the disposition: 0

B.	Engine Jet
(a)	As of the close of business on August 9, 2022, Engine Jet directly owned 137,228 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 137,228
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 137,228
4. Shared power to dispose or direct the disposition: 0

C.	Engine Airflow
(a)	As of the close of business on August 9, 2022, Engine Jet directly owned 264,592 Shares.

10

CUSIP No. 809087109

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 264,592
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 264,592
4. Shared power to dispose or direct the disposition: 0

D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Airflow, may be deemed to beneficially own the 1,170,168 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 4.95%

(b)	1. Sole power to vote or direct vote: 1,170,168
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,170,168
4. Shared power to dispose or direct the disposition: 0

E.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 1,170,168 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 4.95%

(b)	1. Sole power to vote or direct vote: 1,170,168
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,170,168
4. Shared power to dispose or direct the disposition: 0

F.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 905,576 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 905,576
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 905,576
4. Shared power to dispose or direct the disposition: 0

G.	Engine Investments II
(a)	Engine Investments II, as the general partner of Engine Airflow, may be deemed to beneficially own the 264,592 Shares owned in the aggregate by Engine Airflow.

11

CUSIP No. 809087109

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 264,592
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 264,592
4. Shared power to dispose or direct the disposition: 0

H.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 1,170,168 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 4.95%

(b)	1. Sole power to vote or direct vote: 1,170,168
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,170,168
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.
(e)	As of August 9, 2022, the Reporting Persons ceased to beneficially own 5% or more of the Shares.

12

CUSIP No. 809087109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2022

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Airflow Capital, L.P.

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

13

CUSIP No. 809087109

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler

14

CUSIP No. 809087109

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

ENGINE CAPITAL LP

Sale of Class A Common Stock	(8,485)	13.1002	08/02/2022
Sale of Class A Common Stock	(25,454)	13.0543	08/02/2022
Sale of Class A Common Stock	(8,485)	13.0500	08/03/2022
Sale of Class A Common Stock	(12,063)	13.1743	08/03/2022
Sale of Class A Common Stock	(31,643)	12.6377	08/04/2022
Sale of Class A Common Stock	(42,423)	12.6594	08/05/2022

ENGINE JET CAPITAL, L.P.

Sale of Class A Common Stock	(1,515)	13.1002	08/02/2022
Sale of Class A Common Stock	(4,546)	13.0543	08/02/2022
Sale of Class A Common Stock	(1,515)	13.0500	08/03/2022
Sale of Class A Common Stock	(2,155)	13.1743	08/03/2022
Sale of Class A Common Stock	(5,651)	12.6377	08/04/2022
Sale of Class A Common Stock	(7,577)	12.6594	08/05/2022

ENGINE AIRFLOW CAPITAL, L.P.

Sale of Class A Common Stock	(43,823)	12.5598	08/08/2022
Sale of Class A Common Stock	(69,691)	12.5271	08/09/2022